

March 12, 2025

James Peck
Chief Executive Officer
NIQ Global Intelligence Limited
200 West Jackson Boulevard
Chicago, IL 60606

     Re: NIQ Global Intelligence Limited
        Draft Registration Statement on Form S-1
        Submitted February 12, 2025
        CIK No. 0002054696

Dear James Peck:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.   Please disclose the material terms of the Shareholders' Agreement that you intend to enter into in connection with this offering. Identify the parties and the rights of each of the parties under the agreement including but not limited to, the consent rights in connection with certain corporate transactions and board representation. Also include a risk factor regarding any uncertainties and the impact of the Shareholders' Agreement on the company.

2.   Please revise the ownership chart to indicate where the registrant is represented in the organizational structure. Identify the entities that are included in each group of "operating subsidiaries." We note references to Nielson Consumer LLC and The Nielson Company (Europe) but it is unclear how they relate to the companies in the

chart. Finally, clarify the relationship between Grace Holdco GmbH and Gfk GmbH and why it is represented by a jagged line.

3.   Please disclose whether you intend to rely on the controlled company exemptions under the applicable listing rules.

Risk Factors
We face risks related to sales to government entities, page 30

4.   So that we may better understand the potential significance of this risk, please quantify for us the amount of revenue generated during the periods presented from your contracts with the U.S. federal government. Please also tell us the expected future revenues that you anticipate from any signed multi-year arrangements with the U.S. federal government.

Use of Proceeds, page 62

5.   To the extent known, please disclose the portion of the offering proceeds that will be used to repay the amounts outstanding under the Term Loan Facilities under the Credit Agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Company Overview, page 68

6.   We note your use of the defined term "highly reoccurring revenue" to describe revenue derived from the sale of Activation solutions. It is unclear what threshold is being used to differentiate these revenues as "highly reoccurring" compared to other reoccurring revenue streams. Please advise or revise accordingly.

Key Performance Metrics, page 73

7.   You indicate on page 74 that your calculation of Net Dollar Retention (NDR) does not include the impact of revenue increases from acquiring new clients during the period. However, you seem to disclose on page 73 that Subscription Revenue and Annualized Revenue (which appears to be used in the calculation of NDR) include annualized revenue associated with the GfK Combination as if it occurred at the beginning of the applicable reported period. Please tell us how the calculation of your key performance metrics for 2022 would have been impacted if GfK annualized revenue was excluded for that period.

Segment Results, page 80

8.   Please revise references to Revenues, Adjusted EBITDA and Adjusted EBITDA Margin throughout this section to include the word "Segment" or refer to the specific segment name so that they are differentiated from GAAP revenues, non-GAAP Adjusted EBITDA and non-GAAP Adjusted EBITDA Margin as described beginning on page 87.

9.   In your discussion of changes in Adjusted EBITDA and Adjusted EBITDA margin for the Americas and EMEA segments, you indicate that the increases are primarily attributable to the GfK Combination along with Pro Forma Organic Constant Currency Revenue Growth. Based upon your description of this term on page 85, it

> appears some aspects of Pro Forma Organic Constant Currency Revenue Growth are already captured in the increase attributable to the GfK Combination. Please revise to quantify the impact of each factor separately and in your response, please tell us how you are able to determine the distinct impact of both factors.

Supplemental Unaudited Pro Forma Combined Financial Information, page 81

10. We note the disclosure of your pro forma results of operations in the table on page 82. Please provide pro forma financial statements that fully comply with the guidance in Article 11 of Regulation S-X, consistent with what your pro forma disclosure obligation would have been had a registration statement been filed at the time of the acquisition.

Non-GAAP Financial Measures
EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin, page 87

11. Please tell us how you considered if your adjustment for nonoperating items, net should also include gains from remeasurement of previously held equity interests for all periods presented. Refer to Question 100.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Liquidity and Capital Resources, page 97

12. For each significant asset or liability that is currently priced based on reference to Euro LIBOR, clarify whether you have evaluated whether the contractual language will permit conversion to a new reference rate.

Critical Accounting Estimates, page 100

13. To provide greater context to investors, please revise to quantify the amount of revenue recognized in connection with cooperation agreements during the periods presented.

Business
Our NIQ Ecosystem, page 111

14. Please revise to clarify how revenues generated from clients using your solutions (NIQ Intelligence, NIQ Your Way and NIQ The Full View) correlate to your Intelligence and Activation product groupings.

Principal Shareholders, page 159

15. For each entity listed in the beneficial ownership table, including Advent Shareholder and NIM, identify the natural person(s) with voting and/or dispositive control over the shares held by it.

Consolidated Financial Statements
1. Organization and Description of Business, page F-10

16. Please revise to identify and define the "Parent" as used in these financial statements.

3. Acquisitions, page F-17

17.   We note your disclosure on page F-20 regarding the nature of the adjustments reflected in your unaudited pro forma financial information. Please revise to also disclose the amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination. Refer to ASC 805-10-50-2(h)(4).

18.   We note you acquired GfK on July 10, 2023. Please provide audited financial statements of GfK pursuant to Rule 3-05 of Regulation S-X and provide us your analysis, including your tests of significance. In this regard, note the periods presented may be adjusted for the post-acquisition periods covered in your audited financial statements.

6. Goodwill and Intangible Assets, page F-23

19.   On pages F-44 and F-47, you indicate that changes to your reporting structure during 2024 resulted in the identification of new reporting units, operating segments and reportable segments. Please revise so that your disclosures reflect how goodwill has been reallocated to your new reportable segments for all periods presented. Refer to ASC 280-10-50-34.

16. Share-Based Compensation, page F-43

20.   You disclose that under your share-based compensation plan, units or shares "may be issued in the form of incentive condition Class B, Class C, Class D or Class E shares of an indirect Parent of the Company." Please revise to clarify what is meant by "incentive conditioned" shares. Please also revise to identify the indirect Parent of the Company.

18. Nonoperating (Expense) Income, Net, page F-46

21.   Please tell us how you determined that factoring fees should be included within non-operating expenses. We note in your disclosure on page F-12 that you record proceeds from the sales of accounts receivables as operating activities in your Consolidated Statements of Cash Flows.

Signatures, page II-6

22.   Please confirm that the registration statement will be signed by an authorized representative in the United States given that the registrant is incorporated in Ireland.

General

23.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Please contact Lisa Etheredge at 202-551-3424 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Thomas Fraser